Exhibit F

Calculation of Filing Fee Tables

SC TO-1

(Form Type)

Hartford Schroders Private Opportunities Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1 - Transaction Valuation

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to Be Paid	$1,403,269.37	(1)	0.00015310	(2)	$214.84
Fees Previously Paid
Total Transaction Valuation
Total Fees Due for Filing					$214.84
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due					$214.84

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase prices for shares of beneficial interest.
(2)	Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2025.

Table 2 - Fee Offset Claims and Sources

Not applicable.